Hampshire International Business Park Basingstoke Hampshire RG24 8EP UK Tel +44 1256 894000 Fax +44 1256 894708 http://www.shire.com

Kei Ino, Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

April 10, 2008

Re: Shire plc
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 25, 2008
File No. 000-29630

Dear Ms Ino,

As we discussed on the telephone, we are considering our response to your letter dated April 7, 2008.

In order to ensure the completeness and accuracy of our response, we will be conducting a detailed review of the items concerned in respect of the above filing.

We anticipate being able to complete this review and provide a response to the SEC by Friday May 2nd.  We trust that this is acceptable.

Sincerely,

/s/ Tim Martel

Tim Martel
Senior Director, Group Reporting

cc. Angus Russell, Chief Financial Officer

Shire plc  Registered in England 5492592    Registered Office as above